Certificate of Designation

of

Series A Junior Participating Preferred Stock

of

CV THERAPEUTICS, INC.

(Pursuant to Section 151 of the

Delaware General Corporation Law)

CV Therapeutics, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Company"), hereby certifies that the following resolutions were adopted by the Board of Directors of the Company (the "Board") as required by Section 151 of the General Corporation Law on September 14, 2006:

Whereas, pursuant to Article IV, Section A of the Company's Amended and Restated Certificate of Incorporation, which was filed with the Secretary of State of the State of Delaware on August 3, 2006 (the "Restated Certificate"), the Company is authorized to issue up to five million (5,000,000) shares of the Company's Preferred Stock, $0.001 par value per share (the "Preferred Stock");

Whereas, pursuant to Article IV, Section B of the Restated Certificate, the Company may issue Preferred Stock from time to time in one or more series, as may be designated by the Board from time to time;

Whereas, pursuant to Article IV, Section C of the Restated Certificate, the Company has designated eight hundred fifty thousand (850,000) shares of the Company's Preferred Stock as Series A Junior Participating Preferred Stock (as defined in the Restated Certificate), with the relative designations and the powers, preferences and rights, and the qualifications, limitations and restrictions of such shares of Series A Junior Participating Preferred Stock as specified in the Restated Certificate;

Whereas, pursuant to Article IV, Section B of the Restated Certificate, the Board is authorized to establish from time to time the number of shares constituting any series of Preferred Stock and increase or decrease the number of shares of any series of Preferred Stock subsequent to the issuance of that series of Preferred Stock; and

Whereas, previously the Board and the stockholders of the Company approved an amendment to the Company's amended and restated certificate of incorporation to, among other things, increase the Company's authorized number of shares of common stock to 180,000,000 shares.

Resolved, that pursuant to the authority granted to and vested in the Board in accordance with the provisions of the Restated Certificate, the Board hereby designates an additional nine hundred fifty thousand (950,000) shares of the Company's Preferred Stock as Series A Junior Participating Preferred Stock, such that an aggregate of one million eight hundred thousand (1,800,000) shares of the Company's Preferred Stock shall be designated as Series A Junior Participating Preferred Stock, with the relative designations and the powers, preferences and rights, and the qualifications, limitations and restrictions of such shares of Series A Junior Participating Preferred Stock as specified in the Restated Certificate.

In Witness Whereof, the undersigned have executed this certificate as of September 27, 2006

_/s/ Louis G. Lange, M.D., Ph.D.______________

Louis G. Lange, M.D., Ph.D.
Chairman of the Board and Chief Executive Officer

_/s/ Alan C. Mendelson, Esq._________________

Alan C. Mendelson, Esq.
Secretary